Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
Megan H. Koehler

September 22, 2023

Via EDGAR correspondence and E-Mail

Eileen Smiley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Smiley:

I state below the above-referenced registrant’s response to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2023 respecting the registrant’s post-effective amendment number 150 under the Securities Act of 1933 (“PEA 150”) and amendment number 166 under the Investment Company Act of 1940 (the “1940 Act”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), relating to the Thornburg Core Plus Bond Fund (the “Fund”) and filed via EDGAR on July 19, 2023 (Accession No. 0001387131-23-008507).

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s next post-effective amendment respecting the Fund which is expected to be filed on or about September 29, 2023 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.                  The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 150 was filed will be included in the next post-effective amendment to the Registration Statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 150.

2.                  The staff asked the registrant to add a subcaption to the fee tables of the Fund in accordance with Item 3 of Form N-1A if the Fund’s “Acquired Fund Fees and Expenses (“AFFE”)” are estimated to be 0.01% or more of the Fund’s average net assets, or to confirm supplementally that AFFE is estimated to be less than 0.01% and will, therefore, be included within the subcaption “Other Expenses” of the fee tables.

Response: The registrant currently estimates that AFFE incurred by the Fund will be less than 0.01% of the Fund’s net assets, and the registrant confirms that any such AFFE which is less than 0.01% of the Fund’s net assets will be included within the “Other Expenses” in the Fund’s fee tables.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

September 22, 2023

3.                  The staff noted that under normal conditions, the Fund invests at least 80% of its net assets in debt obligations; however, the Fund’s prospectus disclosure does not state whether it has adopted this principal investment strategy as a fundamental 80% investment policy. The staff asked that the Fund add disclosure to the prospectuses if it has adopted such a fundamental 80% investment policy, and to include disclosure whether the 80% investment policy can be changed by a vote of shareholders or without a vote of shareholders upon 60 days’ notice.

Response: The registrant will add disclosure which appears substantially as follows to the portion of each of the Fund’s prospectuses that is responsive to Item 4(a) of Form N-1A:

“The Fund’s policy of investing at least 80% of its net assets in debt obligations may be changed by the Fund’s Trustees without a shareholder vote upon 60 days’ notice to shareholders.”

4.                  The staff requested that the registrant advise the staff supplementally whether the portion of the registration statement that explains that “net assets” for the purpose of the Fund’s principal investment strategies includes the amount of borrowings for investment purposes in accordance with rule 35d-1(d)(2) and add a definition of “net assets” to the Fund’s Form N-1A Item 4 disclosure, or if the “net assets’ is defined elsewhere in the registration statement, to add a cross-reference to such disclosure in Fund’s Form N-1A Item 4 disclosure.

Response: The registrant confirms that the reference to “net assets” in the disclosure described by the staff includes the amount of borrowing for investment purposes in accordance with rule 35d-1(d)(2). In response to the staff’s comment, the registrant will add disclosure substantially similar to the following to the end of the first paragraph under the heading “Principal Investment Strategies” in the portion of the Fund’s prospectuses that is responsive to Item 4 of Form N-1A:

“As used herein, the term ‘net assets’ includes the amount of any borrowings made by the Fund for investment purposes.”

5.                  The staff observed that the Fund may not, at the time of purchase, invest more than 25% of its net assets in debt obligations denominated in non-U.S. currencies and asked that the Fund’s principal investment strategies disclosure be clarified to state whether the Fund’s investments in foreign debt obligations denominated in U.S. currencies can exceed 25% of its net assets. The staff also requested that the registrant add disclosure to the principal investment strategies respecting the criteria the Fund uses to define emerging markets for purposes of its limitation of investing no more than 15% of its net assets in debt obligations issued by issuers in emerging markets.

Response: In response to the first part of the staff’s comment, the registrant notes that the Fund’s policy against investing more than 25% of its net assets in non-U.S. dollar denominated debt obligations was not intended to limit the ability of the Fund to invest in U.S. dollar denominated debt obligations that may be issued by foreign issuers. The registrant will accordingly revise the referenced disclosure to read substantially as follows:

“The Fund may not, at the time of purchase, invest more than 25% of its net assets in debt obligations denominated in non-U.S. currencies, but this limitation does not apply to debt obligations issued by foreign issuers and denominated in U.S. dollars.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

September 22, 2023

In response to the second part of the staff’s comment, relating to the Fund’s investments in debt obligations issued by issuers in emerging markets, the registrant believes that the current disclosure in response to Item 4 of Form N-1A is appropriate in view of the intended summary nature of that disclosure. However, in response to the staff’s comment, the registrant will add the following disclosure to the portion of the prospectus that is responsive to Item 9 of Form N-1A, under the heading “Emerging Markets Risks”:

“As noted in the ‘Fund Summary’ portion of this Prospectus, the Fund may invest up to 15% of its net assets in emerging markets. For this purpose, Thornburg considers the following material factors in determining if an investment by the Fund is an investment in an emerging market: (i) whether the issuer is included in the MSCI Emerging Markets Index; (ii) whether the is issuer is organized or headquartered in an emerging market country or maintains most of its assets in one or more such countries; (iii) whether the issuer has a primary listing for its equity securities on a stock exchange of an emerging market country; or (iv) whether the issuer derives a majority of its profits, revenues, sales, or income from one or more emerging market countries. Currently, Thornburg considers emerging market countries to include most Central and South American, African, Asian (including the Middle and Near East, and the Indian subcontinent) and Central and Eastern European nations.”

6.                  The staff noted that the Fund may invest as a principal strategy in debt obligations issued or guaranteed by the U.S. government and asked the registrant to consider including additional disclosure in its principal investment risks in accordance with Form N-1A Item 4 regarding the risks of investing in U.S. government securities and to provide corresponding risk disclosure in accordance with Item 9 of Form N-1A, in particular to describe risks of associated with the recent downgrade of the credit quality ratings of U.S. government’s debt obligations.

Response: The registrant has considered the staff’s comment and does not believe that the recent downgrade of U.S. government obligations by Fitch resulted in any change to the principal risks associated with investments in such obligations. Accordingly, the registrant has determined that the existing risk disclosure respecting U.S. government obligations is sufficient. Nonetheless, the registrant will modify the disclosure that is responsive to Item 9 of Form N-1A, under the heading “Investing in U.S. Government Obligations; General Risks of Investing in U.S. Government Obligations,” to read substantially as follows (updated language shown in boldface type below):

“General Risks of Investing in U.S. Government Obligations – U.S. government obligations are subject to the same risks affecting other debt obligations. Although securities backed by the full faith credit of the U.S. government are commonly regarded as having a small risk of default, it is possible that the U.S. government may be unwilling or unable to repay principal and interest when due, and may require that the terms for payment be renegotiated. Further obligations that are backed by the full faith and credit of the U.S. government remain subject to the other general risks applicable to debt obligations, such as market risks, liquidity risks, and interest rate risks, and may be subject to ratings downgrades. In August 2023, for example, Fitch Ratings downgraded U.S. government debt obligations from AAA-rated to AA+-rated. Additional information about risks of U.S. government obligations that are not full faith and credit obligations is summarized below.”

7.                  The staff asked the registrant to respond supplementally whether the Fund’s principal investments in mortgage-backed and asset-backed securities issued by private entities are expected to include investments in private pooled investment vehicles, such as private equity funds.

Response: The registrant hereby confirms that the Fund’s investments in mortgage-backed and asset-backed securities are not, as a principal investment strategy, expected to include investments in private pooled investment vehicles.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

September 22, 2023

8.                  The staff observed that the Form N-1A Item 9 disclosure states that other investment goals of the Fund are not fundamental policies, and asked the registrant to clarify whether the Fund’s principal investment strategy to invest at least 80% of its net assets in debt obligation is one of the investment goals that may be changed without shareholder approval.

Response: The disclosure referenced by the staff will be removed, since the Fund only has one investment goal, which is to seek to maximize total return, consistent with the long-term preservation of capital. Accordingly, the referenced Form N-1A Item 9 disclosure will be revised to read substantially as follows, without the sentence that used to refer to “other investment goals” of the Fund:

“The investment goal for the Fund is stated above in the Fund Summary. The investment goal stated in the Fund Summary is a fundamental policy of the Fund, and may not be changed without the approval of that Fund’s shareholders. The Fund may not achieve its investment goal.”

The registrant also confirms that the Fund’s principal investment strategy of investing at least 80% of its net assets in debt obligations may be changed without shareholder approval, and disclosure will be added to the portion of the prospectus which is responsive to Item 4(a) of Form N-1A; see in this regard the response to comment #3, above.

9.                  The staff asked that the Fund’s Form N-1A Item 9 disclosure regarding the definition of the term “assets” for purposes of the Fund’s investment limitations be either moved to the Fund’s principal investment strategies disclosure under Item 4 of Form N-1A or cross-referenced in Fund’s Form N-1A Item 4 through added disclosure.

Response: See the response to comment #4, above. In addition to adding the disclosure described in the response to that comment #4, the registrant will retain the referenced Form N-1A Item 9 disclosure.

10.                 The staff noted that the Form N-1A Item 9 disclosure refers to the Fund’s ability to invest in “floating rate” debt obligations having interest rates that reset periodically prior to maturity based on a specific index or reference rate, such as the London Inter-Bank Offered Rate (“LIBOR”). The staff asked the registrant to confirm that the reference to LIBOR remains appropriate, or to revise the Fund’s prospectus and statement of additional information disclosures to reflect the reference rate that is more likely to be used by debt obligations in which the Fund may invest in following the discontinuance of LIBOR.

Response: The registrant will update the reference to LIBOR noted by the staff to refer instead to the Secured Overnight Financing Rate (“SOFR”).

11.                 The staff noted that the fee table in the Fund’s retirement plan shares prospectus shows “Other Expenses” estimated as 0.30% for Classes R3, R4 and R5, and 0.29% for Class R6. The staff asked the registrant to state supplementally why there is a variation in estimated fees in light of the 0.30% estimated fees that would be expenses of the Fund under the registrant’s administration agreement.

Response: The variation noted by the staff arises because, while the Fund anticipates paying sub-transfer agency fees to third party intermediaries who provide shareholder services to investors in the Fund’s Class R3, R4, and R5 shares, the Fund does not pay such sub-transfer agency fees in respect of Class R6 shares.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law